Exhibit 12.1

PRUDENTIAL FINANCIAL, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2007	2006	2005	2004	2003
	($ in millions)

Earnings:
Income from continuing operations before income taxes, extraordinary gain on acquisition and cumulative effect of accounting change	$5,086	$4,716	$4,488	$3,338	$1,948

Less:
Undistributed income of investees accounted for under the equity method	109	70	281	116	94
Interest capitalized	6	—	—	—	—

Adjusted earnings	4,971	4,646	4,207	3,222	1,854

Add fixed charges:

Interest credited to policyholders’ account balances	3,222	2,917	2,699	2,359	1,857
Gross interest expense(1)	1,435	1,161	775	492	403
Interest component of rental expense	60	58	64	66	103

Total fixed charges	4,717	4,136	3,538	2,917	2,363

Total earnings plus fixed charges	$9,688	$8,782	$7,745	$6,139	$4,217

Ratio of earnings to fixed charges	2.05	2.12	2.19	2.10	1.78

(1)	Interest expense on short-term and long-term debt. Includes interest expense of securities businesses reported in “Net investment income” in the Consolidated Statements of Operations, capitalized interest and amortization of debt discounts and premiums. Interest expense does not include interest on liabilities recorded under Financial Accounting Standards Board (“FASB”) Interpretation No. 48 “Accounting for Uncertainty in Income Taxes,” an Interpretation of FASB Statement No. 109. The Company’s policy is to classify such interest in income tax provision in the consolidated statements of operations.